Filed by Pagaya Technologies Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.
(SEC File No.: 001-40113)
Date: May 24, 2022

Pagaya Technologies Ltd. to Participate in J.P. Morgan 50th Annual Global TMC Conference on May 24, 2022

Announces Effectiveness of Registration Statement and Special Meeting Date of EJF Acquisition Corp. for Proposed Business Combination

New York, NY, Tel Aviv, Israel, May 24, 2022 – Pagaya Technologies Ltd. (“Pagaya”), a global technology company building artificial intelligence infrastructure for the financial ecosystem, announced today that Gal Krubiner, Co-Founder and CEO, will be participating in the J.P. Morgan 50th Annual Global TMC Conference at the Westin Boston Seaport District in Boston, MA. The fireside chat will take place on Tuesday, May 24, 2022, and is scheduled to begin at approximately 4:50 pm ET. It will be available via live webcast and archived replay on Pagaya’s investor relations website at https://pagaya.com/investor-relations.

Pagaya also announced that the U.S. Securities Exchange Commission (the “SEC”) has declared effective Pagaya’s registration statement on Form F-4 (as amended, the “Registration Statement”) which includes a definitive proxy statement/prospectus (the “Proxy Statement”) in connection with Pagaya’s previously announced proposed business combination (the “Business Combination”) with EJF Acquisition Corp. (“EJFA”) (NASDAQ: EJFAU, EJFA, EJFAW), a publicly traded special purpose acquisition company. EJFA’s extraordinary general meeting of shareholders (the “Special Meeting”) to approve the Business Combination and related proposals is scheduled to be held on or about June 15, 2022, or such other date to which such meeting may be adjourned or postponed.

At the Special Meeting, EJFA’s shareholders will be asked to approve the Business Combination and other such proposals as disclosed in the Proxy Statement relating to the Business Combination. Holders of EJFA Class A ordinary shares and Class B ordinary shares at the close of business on the record date of May 17, 2022 are entitled to notice of the Special Meeting and to vote at the Special Meeting. Pursuant to a voting agreement, EJFA’s sponsor and directors and advisors of EJFA holding EJFA ordinary shares have agreed to vote their shares at the Special Meeting in favor of the approval of the Business Combination and related proposals.

The closing of the Business Combination is subject to approval by EJFA’s shareholders and the satisfaction or waiver (as applicable) of other customary closing conditions. As a result of PIPE commitments, EJFA expects to satisfy the condition that there is a minimum of $200 million in cash available to Pagaya at the time of the closing of the Business Combination, regardless of the amount of redemptions of EJFA shares in connection with the Business Combination. The Business Combination is expected to close promptly after the Special Meeting. Upon the closing of the Business Combination, Pagaya will be a publicly listed company and Pagaya’s Class A ordinary shares and warrants are expected to be listed on The Nasdaq Global Market under the ticker symbols “PGY” and “PGYWW”, respectively.

More information about voting and attending the Special Meeting will be included in the definitive Proxy Statement to be filed by EJFA with the SEC, which will be available on the SEC’s website at http://www.sec.gov. EJFA encourages shareholders to read the Proxy Statement carefully. The deadline for EJFA’s public shareholders to exercise their redemption rights in connection with the Business Combination is June 13, 2022 at 5:00 p.m. Eastern Time. If you have any questions or need assistance voting your shares, please contact EJFA’s proxy solicitor, Morrow Sodali (“Morrow”), at (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing EJFA.info@investor.morrowsodali.com.

About Pagaya

Pagaya is a financial technology company working to reshape the lending marketplace by using machine learning, big data analytics, and sophisticated AI-driven credit and analysis technology. Pagaya was built to provide a comprehensive solution to enable the credit industry to deliver their customers a positive experience while simultaneously enhancing the broader credit ecosystem. Its proprietary API seamlessly integrates into its next-gen infrastructure network of partners to deliver a premium customer user experience and greater access to credit.

For more information on Pagaya’s technology, services, and careers, please visit www.Pagaya.com.

About EJFA

EJF Acquisition Corp. is a blank check company sponsored by EJF Capital LLC and affiliates formed for the purpose of partnering with a high-quality financial services business. EJFA’s management team and Board of Directors are composed of veteran financial service industry executives and founders, including Manny Friedman, Chairman, Neal Wilson, Vice Chairman, Kevin Stein, Chief Executive Officer, and Thomas Mayrhofer, Chief Financial Officer.

For more information on EJF Acquisition Corp. please visit www.ejfacqusition.com.

Additional Information and Where to Find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya filed a registration statement on Form F-4 that includes a proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. The registration statement was declared effective by the Securities and Exchange Commission (the “SEC”), and EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read the registration statement and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials contain important information about Pagaya, EJFA and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s Annual Report on Form 10-K filed on March 31, 2022.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the definitive proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the definitive proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA or Pagaya. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

For all Pagaya IR inquiries, please reach out to ICR at PagayaIR@icrinc.com

For all Pagaya media inquiries, please reach out to ASTRSK PR at Pagaya@astrskpr.com

For all EJFA media inquiries, please reach out to Nathaniel Garnick/Kevin FitzGerald at Gasthalter & Co. at (212) 257-4170 or pagaya@gasthalter.com